FriendFinder Networks Inc.

6800 Broken Sound Parkway

Suite 200

Boca Raton, Florida  33487

October 17, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Mr. Mark P. Shuman

      Mr. Evan S. Jacobson

Re:

FriendFinder Networks Inc. and Co-Registrants

Withdrawal of Registration Statement on Form S-4

(File Number 333-175928)

Dear Messrs. Shuman and Jacobson:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), FriendFinder Networks Inc. (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registrant's Registration Statement on Form S-4 (File Number 333-175928), as amended, together with all exhibits thereto (the "Registration Statement").  This letter also serves as the withdrawal request of the Co-Issuer, Interactive Network, Inc., and the Subsidiary Guarantors listed on Schedule A to the Registration Statement (each a "Co-Registrant," and together with the Registrant, the "Registrants.")

The Registrants are requesting the withdrawal of the Registration Statement because the Registrants have decided to file a resale registration statement rather than an exchange offer registration statement.  The Registration Statement was not declared effective by the Commission and none of the Registrants' securities were issued, sold or exchanged pursuant to the Registration Statement.  The Registrants believe the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

The Registrants acknowledge that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement.  However, the Registrants request, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrants' account to be offset against the filing fee for any future registration statement or registration statements of the Registrants.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within 15 calendar days after such date, the Registrants receive notice from the Commission that this application will not be granted.

Please direct any questions regarding the foregoing application for withdrawal to Bradley D. Houser of Akerman Senterfitt at (305) 982-5658.

Sincerely,

FRIENDFINDER NETWORKS INC.

By:  /s/ Ezra Shashoua

        Name:  Ezra Shashoua

        Title:    Chief Financial Officer